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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]             No [X]

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

            CEZ CONTINUES IN TENDER FOR MACEDONIAN DISTRIBUTOR AD ESM

Today, the energy corporation, CEZ, filed a binding offer for the majority share in AD ESM. The tender for this 90% stake in a Macedonian electricity distributor was announced towards the end of last year. CEZ registered for the tender in December 2005, and was short-listed along with three other bidders.

"By filing this bid, we underscore our interest in the Macedonian energy industry. It is to the advantage of CEZ that it only recently underwent [a similar kind of] restructuring of the energy market in the Czech Republic, and has successfully assumed control of distribution companies in Bulgaria and Romania. Today, CEZ is is one of the most profitable and least indebted European energy companies. We would love to carry over our experience into Macedonia, as we proceed on the way toward our goal to become number one on the electricity markets in Central and Southeastern Europe," said Martin Roman, chairman of the board and CEO of CEZ.

AD ESM supplies 721,000 final customers (consumers) and sells 4.4 TWh of electricity per year. Aside from its distribution activities, ESM also owns 11 small hydropower stations with a total installed capacity of 38 MW. The annual power production in Macedonia is about 6.2 TWh of electricity, of which more than 75% is generated by heat power plants; the remaining 1.5 TWh is produced by hydropower plants. Imports make for almost 16% of the annual electricity consumption; the total consumption in 2004 was approximately 7.4 TWh and the consumption estimate for 2005 is 7.7 TWh.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.
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                                              (Registrant)

Date: March 16, 2006

                                              By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                                  Head of Finance Administration

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